UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 492nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 28th, 2025

1. DATE, TIME AND VENUE: On April 28th, 2025, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was held pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for instating the meeting. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1 NOMINATION OF THE CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS: Pursuant to Article 12, sole paragraph, of the Company's Bylaws, and Article 8 of the Internal Regulations, the appointment of the Board Member was approved, Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of Identity Card RG No. 52.558.558-8 issued by SSP/SP, registered with CPF under No. 531.710.556-00, resident and domiciled in the city of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, ZIP code 04571-936, as Chairman of the Company's Board of Directors, with a term of office of 3 (three) years, which will extend until the date of the Ordinary General Meeting of the Company to be held in the year 2028. It is recorded that, according to the Internal Regulations, the Secretary of the Board of Directors is the General Secretary and Legal Officer of the Company.

4.2. ELECTION OF THE MEMBERS OF THE ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS: The following Board Members were elected to compose the Committees that assist the Company's Board of Directors. The term of office of the Committee will coincide with the term of office of the position of member of the Company's Board of Directors, that is, until the date of the Ordinary General Meeting of the Company to be held in the year 2028:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 492nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 28th, 2025

(i) Audit and Control Committee: Mr. Ignácio Maria Moreno Martínez, Spanish, married, economist, holder of Passport No. PAJ859511, registered with CPF under No. 717.956.951-88, resident and domiciled in the city of Madrid, Spain, with business address at Puerto de Somport, No. 23, in the city of Madrid, Spain, 28050, as Chairman of the Committee; Mrs. Andrea Capelo Pinheiro, Brazilian, married, administrator, holder of identity card RG No. 28.174.147-5 issued by SSP/SP, registered with CPF under No. 256.600.043-34, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Committee member and Financial Expert; and Mr. Jordi Gual Solé, Spanish, married, economist, holder of Passport No. PAN789500, registered with CPF under No. 717.955.621-10, resident and domiciled in the city of Barcelona, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Committee member;

(ii) Nominations, Compensation, and Corporate Governance Committee: Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of identity card RG No. 52.558.558-8 issued by SSP/SP, registered with CPF under No. 531.710.556-00, resident and domiciled in the city of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-93, as Chairman of the Committee; Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of Passport No. PAL083089, registered with CPF under No. 241.088.728-78, resident and domiciled in the city of Madrid, Spain, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Committee member; and Mr. Marc Xirau Trias, Spanish, married, lawyer, holder of Passport No. PAU630799, resident and domiciled in the city of Barcelona, Spain, with business address at Avenida Diagonal, No. 449, 5th floor, in the city of Barcelona, Spain, 08036, as Committee member; and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 492nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 28th, 2025

(iii) Quality and Sustainability Committee: Mrs. Denise Soares dos Santos, Brazilian, married, electrical engineer, holder of identity card RG No. 17.004.524-9 issued by SSP/SP, registered with CPF under No. 147.428.088-94, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Chairman of the Committee; Mr. Cesar Mascaraque Alonso, Spanish, married, industrial engineer, holder of Passport No. XDE608724, resident and domiciled in Monaco, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Committee member; Mrs. Cristina Presz Palmaka de Luca, Brazilian, married, accountant, holder of identity card RG No. 17.054.163 issued by SSP/SP, registered with CPF under No. 100.484.148-59, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936, as Committee member; and Mrs. Solange Sobral Targa, Brazilian, married, computer scientist, holder of identity card RG No. 20.924.296-6 issued by SSP/SP, registered with CPF under No. 171.825.598-54, resident and domiciled in the city of London, United Kingdom, with business address at 9 Rusthall Avenue, in the city of London, United Kingdom, W4 1BW, as Committee member.

4.3. NOMINATION OF THE BOARD DIRECTOR RESPONSIBLE FOR REVIEWING THE COMPANY'S DIGITAL SECURITY STRATEGY: The nomination of the Board Member, Mrs. Solange Sobral Targa, as previously qualified, as responsible for reviewing the digital security strategy was approved.

4.4. REELECTION OF THE CURRENT STATUTORY EXECUTIVE BOARD OF THE COMPANY: All current members of the Company's Statutory Executive Board were reelected for a new term starting on this date and ending on the date of the first Board of Directors meeting held after the Ordinary General Meeting of the year 2028, as follows:

(i) Chief Executive Officer: Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of Identity Card RG No. 15.548.716-4 issued by SSP/SP, registered with CPF under No. 203.838.628-50, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 492nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 28th, 2025

(ii) Chief Financial Officer and Investor Relations Officer: Mr. David Melcon Sanchez-Friera, Spanish, married, economist and business administrator, holder of RNM No. G2407375, registered with CPF under No. 238.558.708-45, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

(iii) General Secretary and Legal Officer: Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian, married, lawyer, holder of professional identity card OAB/RS No. 45.479, registered with CPF under No. 711.936.930-04, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

(iv) Business Officer: Mr. Alex Martins Salgado, Brazilian, married, engineer, holder of Identity Card RG No. 28.555.382-3, issued by SSP/SP, registered with CPF under No. 267.046.658-38, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936; and

(v) Strategy Officer: Mr. Ricardo Guillermo Hobbs, Brazilian, married, administrator, holder of Identity Card RG No. 125156588, issued by SSP/SP, registered with CPF under No. 202.791.548-60, resident and domiciled in the city of São Paulo, state of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the city of São Paulo, state of São Paulo, CEP 04571-936;

The Executive Directors hereby reelected shall be vested in their respective positions by signing the respective terms of office and declarations of clearance, which shall be filed at the Company's headquarters (as per the terms of office in Annex A and the declarations of clearance in Annex B of these Minutes). The Executive Directors hereby reelected have stated that they are not subject to any legal impediments to the exercise of their respective positions and that they are in a position to assume said functions, pursuant to Article 147 of Law No. 6,404/1976 and Article 2 of Annex K of CVM Resolution 80.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 492nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 28th, 2025

Finally, the members of the Board of Directors expressed their votes of thanks to Mr. Alfredo Arahuetes García, Mrs. Ana Theresa Masetti Borsari, Mr. José María Del Rey Osorio, and Mr. Juan Carlos Ros Brugueras for the relevant services rendered to the Company in the performance of their duties as board directors and advisory committees’ members of this Collegiate Body.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, April 01th, 2025. (aa) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa; Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 492nd Meeting of the Borad of Directors of Telefônica Brasil S.A., held on April 28th, 2025, drawn up in the Company's records. This is a free English Translation.

_______________________________________________________

Breno Rodrigo Pacheco de Oliveira

Secretário da Reunião

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 28, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director